September 26, 2024

Robert Logan
Chief Executive Officer
Greenfire Resources Ltd.
1900     205 5th Avenue SW
Calgary, Alberta T2P 2V7

       Re: Greenfire Resources Ltd.
           Registration Statement on Form F-3
           Filed September 20, 2024
           File No. 333-282275
Dear Robert Logan:

       This is to advise you that we have not reviewed and will not review your registration statement.

       Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Cheryl Brown at 202-551-3905 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Energy &
Transportation
cc:   Christopher J. Cummings